Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total interest	$59,031	$57,002	$57,842	$57,114	$51,260	$27,966
Interest applicable to rentals	1,148	1,498	1,765	1,269	1,440	781

Total fixed charges, as defined	60,179	58,500	59,607	58,383	52,700	28,747

Preferred dividends, as defined (a)	4,580	4,580	4,580	3,956	1,543	636

Combined fixed charges and preferred dividends, as defined	$64,759	$63,080	$64,187	$62,339	$54,243	$29,383

Earnings as defined:

Net income	$82,159	$74,821	$92,708	$109,184	$110,032	$61,085
Add:
Provision for income taxes
Total income taxes	49,757	55,710	61,872	63,854	73,919	(107,559)
Fixed charges as above	60,179	58,500	59,607	58,383	52,700	28,747

Total earnings, as defined	$192,095	$189,031	$214,187	$231,421	$236,651	($17,727)

Ratio of earnings to fixed charges, as defined	3.19	3.23	3.59	3.96	4.49	—	(b)

Ratio of earnings to combined fixed charges and preferred dividends, as defined	2.97	3.00	3.34	3.71	4.36	—	(c)

_______________
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
(b) Earnings, as defined, for the six months ended June 30, 2018 were $46.5 million less than fixed charges, as defined.
(c) Earnings, as defined, for the six months ended June 30, 2018 were $47.1 million less than fixed charges, as defined.